Filed by Cincinnati Bell Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hawaiian Telcom Holdco, Inc.
Commission File No.: 001-34686

The following is a transcript of the investor conference call hosted by Cincinnati Bell on July 10, 2017 to discuss the transaction:

JULY 10, 2017 / 12:30PM GMT, CBB - Cincinnati Bell Inc., Hawaiian Telcom Holdco, Inc., OnX Enterprise Solutions Ltd. - M&A Call

C O R P O R A T E  P A R T I C I P A N T S
Andrew R. Kaiser Cincinnati Bell Inc. - CFO
Joshua T. Duckworth Cincinnati Bell Inc. - CAO, VP of IR and Controller
Leigh R. Fox Cincinnati Bell Inc. - CEO & President

C O N F E R E N C E  C A L L  P A R T I C I P A N T S
Anastazia Goshko BofA Merrill Lynch, Research Division - MD
Barry Michael Sine Drexel Hamilton, LLC, Research Division - MD of Equity Research
Batya Levi UBS Investment Bank, Research Division - Executive Director and Research Analyst
David Saber
David William Barden BofA Merrill Lynch, Research Division - MD
Mario Joseph Gabelli GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager
Sergey Dluzhevskiy G. Research, LLC - Research Analyst
Simon William Flannery Morgan Stanley, Research Division - MD

P R E S E N T A T I O N

Operator

Good day, and welcome to the Cincinnati Bell call. Today's conference is being recorded. At this time, I'd like to turn the conference over to Joshua Duckworth. Please go ahead, sir.

Joshua T. Duckworth - Cincinnati Bell Inc. - CAO, VP of IR and Controller

Good morning, everyone, and thank you for joining us today.

Before we start, please note that some of the information you'll hear during our discussion today consist of forward-looking statements, which are based on current expectations, estimates, forecasts and projections. Actual results or trends could differ materially from our forecasts. For more information, please refer to Slide 3 and to the risk factors discussed in our Form 10-K for 2016 and the Form 8-K filed with the SEC today along with the associated press release. Cincinnati Bell assumes no obligation to update forward-looking statements or information, which we speak to as of the respective date.

Let me remind you that our press release and presentation slides for today's call are posted on our Investor Relations website. Today's call is being recorded if you would like to listen to it at a future time.

With me on the call today is our President and Chief Executive Officer, Leigh Fox; our Chief Financial Officer, Andy Kaiser; and our Chief Operating Officer, Tom Simpson.

On today's call, Leigh and Andy will discuss Cincinnati Bell's refined strategy, along with the Hawaiian Telcom and OnX transactions announced this morning. Following the prepared remarks, Leigh, Andy and Tom will conduct a question-and-answer session.

With that, I'm pleased to introduce Cincinnati Bell's President and Chief Executive Officer, Leigh Fox.

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Thanks, Josh, and good morning, everyone. Today is an exciting day for Cincinnati Bell's long history and a key milestone in our transformation efforts. Today, we announced combinations with 2 companies that together with our current assets create 2 distinct lines of business with expanded geographic reach and each with $1 billion in annual sales.

Before I get further into the transactions, I want to spend some time to remind everyone about some fundamentals of network and IT services monetization, fundamentals that have guided our current strategy to date as well as refinements that we're proposing today. Put simply, a dense network in the right areas inevitably drive both market penetration and demand for IT services, assuming proper investment in the network and a proper mix of services. Cincinnati Bell's recent business performance illustrates this dynamic. And so do the combinations we are announcing today, albeit at a greater scale. Increasing home and business connectivity to our networks drives demand for high-bandwidth data and video, combine this customer growth and demand with a need for cloud migration and you have the ability to capture and protect significant value. This has been Cincinnati Bell's strategy for some time, and the Hawaiian Telcom and OnX deals refine and extend in ways that will be tremendously beneficial to our shareholders, customers and our employees.

Moving on to Slide 6. For the past several years, Cincinnati Bell has operated in 2 distinct but complementary assets, our fiber network and our IT solutions business, CBTS. Regionally, our fiber network spans more than 65% of Greater Cincinnati's footprint, making it one of the most dense and competitively advantaged fiber networks in the country.

CBTS delivers flexible, innovative and to end IT solutions to enterprise customers and has been fully expanding outside the region. We've nearly 2,000 vendor certifications with over 35 industry-leading technology partners with focus on cloud communications and managed services. These 2 assets have given us an advantageous balance between capital-intensive and capital-like businesses. However, the lack of scale and geographic concentration have created challenges, providing focused strategic narrative to our shareholders and the broader market. We believe today's announcement helps to solve for these challenges, which we will discuss in just a moment.

But before I do, I want to turn the call over to Andy to go through some specific terms of each transaction.

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

Thanks, Leigh. Moving to Slide 7, consideration for Hawaiian Telcom values the company at approximately $650 million, including existing net debt. The aggregate consideration will comprise 40% shares of our common stock and 60% cash after proration, with the stock consideration set at a fixed exchange ratio of 0.6522 for shareholders electing to receive mixed consideration. This represents an attractive 2016 adjusted EBITDA multiple of 5.6x pre-synergy and 5.1x including run rate synergies. Upon completion of the Hawaiian Telcom merger, approximately 85% of our stock will be owned by Cincinnati Bell shareholders and approximately 15% by Hawaiian Telcom shareholders.

Total consideration for OnX of $201 million in cash indicates an LTM 4/30/17 adjusted EBITDA multiple of 6.9x pre-synergies and 5.2x including run rate synergies. Cincinnati Bell has secured committed financing subject to customary closing conditions from Morgan Stanley Senior Funding Inc. to fund a portion of the cash consideration of the transaction and to refinance Cincinnati Bell and Hawaiian Telcom's existing debt. The company's combined net debt to pro forma LTM adjusted EBITDA is expected to remain in line with our current levels, including current run rate synergies.

In line with our new ownership profile at the close of the transaction, we will also be appointing 2 Hawaiian Telcom board members to the Cincinnati Bell Board of Directors, with Leigh remaining President and CEO of the combined company. We are confident in our pathway to close. We expect the OnX transaction to close by the beginning of the fourth quarter of 2017 and the Hawaiian Telcom transaction to close during the second half of 2018. Both transactions are subject to customary regulatory approvals and other customary closing conditions for each transaction. In particular, the Hawaiian Telcom transaction is subject to certain federal, state and local regulatory approvals and approval by Hawaiian Telcom's shareholders.

We firmly believe that the upside of the transaction will lead to a favorable Hawaiian Telcom shareholder vote and we've secured voting agreements from a large shareholder of Hawaiian Telcom representing approximately 23% of the vote. Overall, we expect these combinations to be accretive to Cincinnati Bell's free cash flow per share, increase our adjusted EBITDA by 50% with little to no impact to our net leverage, while providing geographic and customer base diversification.

In addition, we are merging with the company with an NOL balance of approximately $125 million to be combined with our current NOL balance of $260 million. As a result, we don't anticipate being a cash taxpayer for the foreseeable future.

I'll turn the call back to Leigh to discuss our refined strategy in more detail.

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Thanks, Andy. As demonstrated on Slide 8, our refined strategy bolsters both assets creating businesses with the appropriate scale and structure. Each business unit will have leaders and organizational structures committed to driving their respective brand forward. The fiber business will continue to focus on expanding its network to capture value and staying ahead of increasing customer demand for data, video and internet device connectivity as well as the agility and security.

CBTS will focus on expanding its portfolio of strategic IT solutions and becoming a cloud integrator for both voice and data as they expand geographically in an increasingly diverse customer base. In conjunction with these combinations, we will also begin restructuring the organization and -- the current organization in order to combine all cloud-based product sales to report under CBTS. This move allows us to simplify the organization and better highlight the impressive size and scope of our current UCaaS business.

Moving to Slide 9. Today's announcement positions us to take advantage of favorable market dynamics. The core of our decision centers around 2 of the biggest secular trends in tech and telecom in the past 25 years. One, explosion of data demand driven by mobile devices and the Internet of Things connectivity and two, the migration of business data and servers into the cloud.

The merger with Hawaiian Telcom is an important step towards building scale and locking in fiber density value for shareholders and customers as we continue to anticipate and capitalize on growing demand for fiber. Specifically, we gain access to Honolulu, a well-developed fiber-rich city as well as the growing neighbor islands and new population centers in Asia, which gives us the combined company exposure to large data-hungry demographics on both sides of the Pacific. Ultimately, owning and operating advanced fiber networks in strategic areas with high penetration and a growing population provides us the means to capture current market share and future value from data-intensive bandwidth standards, such as 5G.

The acquisition of OnX also adds meaningful scale to our IT services business. Our footprint will expand to 20-plus IT sales offices, primarily in North America, creating a national platform with -- for UCaaS, SD-WAN and cloud capabilities, enabling us to provide end-to-end services in 49 states.

From a financial standpoint, as Andy mentioned, these transactions will be accretive to Cincinnati Bell's free cash flow per share. We anticipate the realization of meaningful synergies upon integration and improved free cash flow generation with the utilization of combined NOL balances.

Going forward, we will continue to evaluate a variety of capital allocation alternatives, including ongoing investment in fiber, additional M&A to further fuel these assets.

Slide 10 provides a snapshot of the combined company's ability to leverage best practices in network and IT services across products, processes and managed services to drive the meaningful future growth across the platform. The combined company will have significantly greater financial scale with combined 2016 revenues of approximately $2.2 billion and adjusted EBITDA of approximately $471 million and will be well positioned to generate strong free cash flow. This includes an improved mix of revenue more concentrated on business versus consumer as we've highlighted on Slide 11. Our enhanced revenue mix will allow us to drive higher returns as business customers continue to migrate from legacy product offerings to higher bandwidth fiber solutions.

Let me now take a deeper dive into the individual transactions, starting with how the Hawaiian Telcom merger fits into our network strategy. Our fiber investments have been the foundation for growth. Our superior assets, brand equity and customer relationships, combined with our early decision to accelerate our regional fiber built and have created a -- built and created a unique network capable of producing higher bandwidth and faster internet speeds than our competition. Similarly, Hawaiian Telcom has built a strong brand and a leading market position over its 130-year plus history in Hawaii and has unique growth opportunity in commercial MDU, wireless densification, small cell and attractive fiber build.

We are gaining incumbent access to well-developed fiber-rich markets, expanding our fiber network to over 14,000 fiber route miles and further differentiating Cincinnati Bell from traditional carriers. Hawaiian Telcom's continued investments to expand its next-generation fiber network throughout the Hawaiian Islands will position Cincinnati Bell to replicate our fiber success and seamlessly capitalize on significant commercial opportunities that Hawaiian market presents.

This combination also brings significant expansion opportunity beyond Hawaii, providing the company with direct access to the 2.6 terabit of Trans-Pacific fiber cable capacity linking Asia to the United States, expanding route diversity and exposure to large data-hungry demographics on both sides of the Pacific.

As I referenced earlier, the need for fiber infrastructure that supports 5G high-density data transmission is one of the key trends that will define telecommunications in the future. As detailed on Slide 13, the explosive growth in IoT with an estimated $6 trillion in investment expected over the next 5 years presents significant opportunities for us to leverage our expanding fiber network. Whether in the homes or businesses, more and more devices are connecting to each other and the Internet of Things at large, and the need for broadband capacity is only growing exponentially in the coming years. Further, IoT trends, in addition to requiring more fiber infrastructure, will also help us grow IT services business since device interconnectivity requires sophisticated services across the spectrum of our capabilities.

As a result of these secular trends, the cable market is shifting. As noted on Slide 14, fiber is expected to grow at a 7% CAGR from $8 billion in 2016 to $11 billion in 2020. With Hawaiian Telcom merger, we're continuing to build out the scale necessary to capitalize on these significant opportunities and drive higher multiples to consolidate the company. Fiber density will increase and will be a market differentiator and our continued investments in fiber position us to be on the leading edge of our industry.

Moving to Slide 15. The network maps further illustrate the significant geographic expansion opportunity in Hawaii and beyond. The combined network business will have access to 1.4 million addresses with a combined 417,000 broadband subscribers, 184,000 video subscribers, 14,400 fiber miles and more than 24,000 lit commercial buildings. Hawaiian Telcom has many of the same density and competitive characteristics as our existing networks providing CBB greater scale and capabilities as an operator -- as an operating company to share best practices and successful go-to-market tactics as well as resources to continue and successful -- to successfully migrate customers from legacy services to additional -- to advanced fiber networks.

Now let's turn to the OnX -- the acquisition of OnX on Slide 16. In CBTS, our growth strategy is focused on a number of key initiatives, including streamlining our IT outsourcing process, increasing our focus on our core capabilities, enhancing our value proposition through buyer engagement and expanding our reach in addressable market across North America. These efforts are designed to propel growth and address the evolving needs of our customers.

OnX brings CBTS immediate operational and financial scale in IT services with 16 offices and more than 500 employees serving over 2,000 customers. Further, OnX and CBTS have highly complementary product portfolios and similar enterprise focus. OnX's services are highly complementary to CBTS' existing offerings and brings several new capabilities that will enhance our ability to meet our customer needs. OnX also brings an attractive enterprise customer base that adds diversification and cross-selling opportunities. The transaction also supports a transformation to becoming a hybrid cloud IT provider or giving us greater access to data centers that will be both owned and leased. Together, CBTS and OnX are well positioned and capitalize -- to capitalize on the expanding market and evolving industry dynamics to address the growing needs of the Internet of Things, fiber security and cloud adoption.

Turning to Slide 17. The illustration demonstrates that the migration of business data services into the cloud is a massive secular trend in the tech space. The global spend on public cloud services is expected to reach approximately $250 billion in 2017, with almost 2/3 of IT leaders buying cloud management platforms from service providers. In our Cincinnati market, we are already seeing this shift towards cloud deployment and migration services, including cloud-based voice products. The increased focus on cloud services is expected to double IT infrastructure spend from 2014 to 2020. The OnX transaction more than doubles the markets in which we can provide cloud service offerings.

Slide 18 demonstrates the potential to unlock value through multiple expansion provided by our entry scale, enhanced service offerings and product diversification. Based on recent comparable transactions, the companies that have larger scale and national footprint are approaching the 10x EBITDA multiple. We are quickly closing the gap with these steps we're taking today to gain greater scale and diversification of our customer base. The acquisition of OnX, the transformational opportunity for CBTS differentiates us in our marketplace.

As detailed on Slide 19, transaction will dramatically expand our growing footprint across North America to 20-plus IT sales offices and provide access to more than 50 data centers, 4 of which will be owned and the balance will be leased to strategic partners. The increased scale from OnX reduces customer concentration with a portfolio of over 2,400 clients and will allow us to develop a more nimble go-to-market strategy. This ultimately results in more diversified product offerings and improved business mix. It also creates an opportunity to leverage broader portfolio certification and key technology partners with industry technology leaders, such as Cisco, Microsoft, Amazon, Oracle, EMC and HP.

Before we conclude, Andy will provide additional color on -- regarding anticipated cost synergies.

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

Thanks, Leigh. As outlined on Slide 20, we're targeting run rate combined cross synergies of approximately $21 million, including $10 million and $11 billion from the OnX and Hawaiian Telcom combinations, respectively. We expect substantially all of these synergies to be realized within 2 years post close. We also expect there will be opportunities for sales synergies, which have not been reflected herein. In combination with these cost synergies, the accretive nature of these transactions on free cash flow per share are increased adjusted EBITDA, greater geographic and customer diversification and advantaged NOL position resulting from these combinations create compelling financial benefit in addition to the strategic benefits that Leigh just described.

With that, I'll turn the call back to Leigh for some closing comments.

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Thanks, Andy. Today marks the beginning of Cincinnati Bell's journey towards becoming a stronger, more diversified business. Through our partnerships with Hawaiian Telcom and OnX, we're well positioned to capitalize on rapidly changing dynamics in our markets to achieve significant growth.

As always, thanks for your time today. I'm incredibly proud of what Cincinnati Bell has built over the course of its history, and I look forward to continuing that path to growth with combinations with Hawaiian Telcom and OnX.

We will now turn the call back to the operator and open it up for Q&A.

Q U E S T I O N  A N D  A N S W E R

Operator

(Operator Instructions) We'll go first to Ana Goshko.

Anastazia Goshko - BofA Merrill Lynch, Research Division - MD

I've got some broader questions then a few financing housekeeping questions. But on the broader question, I know you just announced these 2 transactions, but looking forward, does the acquisition of another ILEC kind of position the company to become more of a roll-up in that space is the first question?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, Ana, I think the question has always been out there. I don’t know that it changes what we currently have. Yes, I think it makes the 2 companies more attractive because of our investment strategies. So I look at it more from the investment thesis that both companies have. We've both been very active in fiber investments, which I think is attractive. So I believe the combination I don't know if it increases the potential or likelihood of someone larger coming in, but I don't think it decreases from what it -- where it -- what it looks like today.

Anastazia Goshko - BofA Merrill Lynch, Research Division - MD

Okay, I think the question is by taking this step we've been asked, I think, by investors for a long time, do we see CBB participating in ILEC consolidation. So you're taking a big step. It's certainly not a contiguous property. So are you looking to be a roll-up platform? Are there other properties obviously in the continental U.S. that you would now consider tucking in or pursuing that strategy?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, look, we have been very open about the fact that we are looking to grow fiber. We believe in fiber and we've been looking at different assets, both on the fiber side and the technology side. This -- the transaction with Hawaiian came about through conversations that Scott Barber and I were having together just on market similarities, comparing notes. We have the same one competitor. We have the same investment thesis and that's just developed into what you see today. I think the ability to grow more is possibly out there, but again, I don't know that I would dive into like a full city carve out as an example, but -- some of the things you see other companies do. One, we've got quite a bit to bite right now and chew right now, so we've got a lot of work ahead of us. But what I really like about these transactions, especially the merger with Hawaiian Telcom, is the fact that it's pretty clean. We have 2 companies with very similar investment thesis, very similar cultures and I'm a very big believer in cultures -- culture trumps strategy. So I think, I look at -- you mentioned the spare geographies to me managing networks really in this day and age really has very little to do with geography. So we are good at this, they are good at this. I think there's a lot we can do together, a lot we can learn from one another. What that means for the future, I don't know, as I say here, I just -- I know it makes us in my mind more attractive and a better operator.

Anastazia Goshko - BofA Merrill Lynch, Research Division - MD

Okay. And then on the CBTS side, so it's starting to remind me a bit about the strategy that Cincinnati Bell took with CyrusOne. So obviously, CBB had its own data center business that had been incubating, fought an entity that provided scale and then grew from there and obviously ended up into very successful separation. So should we think about that strategy being repeated here with what you're doing with OnX?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Look, well, say that I do believe what we're doing today is highlighting 2 very good companies that we have within Cincinnati Bell, what happens with those companies in the future, I don't know. But I do think it gives us a lot of optionality in the future. What I really like about what we're doing is we're going to simplify the story, really highlight the different assets and I do believe it creates greater opportunity in future. What that looks like, I can't really say today, but I do think it creates options for the future for sure.

Anastazia Goshko - BofA Merrill Lynch, Research Division – MD

Okay. Great. Maybe I can sneak in the housekeeping question. So when the company referred to the refinancing of the Cincinnati Bell existing debt, are you only referring to the term loan because that's going to be rolled into a new larger term loan?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

That's correct. So we will -- post close OnX, we will restructure and fund the OnX transaction and also restructure our existing term loan B debt at that point.

Anastazia Goshko - BofA Merrill Lynch, Research Division - MD

Okay. So how the 9.50% of term loan that's being mentioned, that's really going to cover almost all of the cash consideration for the equity and then you Hawaiian Telcom and the CBB term loan into the new term loan?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

Correct. So that includes the acquisition, the cash consideration for OnX, the restructure of our existing roughly $315 million and then also the cash consideration for Hawaiian, plus the restructure of Hawaiian's debt.

Anastazia Goshko - BofA Merrill Lynch, Research Division - MD

Okay. And just 1 more please. So on the rating agencies, have you talked to them about -- is there potentially any rating pressure on your unsecured debt because you're increasing the amount of secured in the structure?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

So at this point, we don't anticipate a change in ratings. It's possible from an unsecured perspective that, that could happen, but at this point, we're not anticipating a change in our ratings.

Operator

And we'll go next to Sergey Dluzhevskiy.

Sergey Dluzhevskiy - G. Research, LLC - Research Analyst

Leigh, could you talk a little bit about basically this move out of territory. Obviously, Hawaii is far away from Cincinnati. Obviously, you outlined in your presentation and your prepared remarks some of the synergies that you see and some of the similarities in the businesses, but fundamentally, you are moving into completely different market. So maybe share your thoughts about some of the things that you'll be bringing to Hawaii from your Cincinnati know-how and also maybe talk a little bit about the market, how does it compare in terms of competitive environment, in terms of households served by Hawaiian Telcom in terms of fiber?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, great. Thanks, Sergey. Yes, so what I like about what Hawaii has done is they've had a very similar investment thesis that we've had. I think what we bring to the table with scale with them is greater buying power. I think with scale, not just greater buying power from a network standpoint, but across the board, interesting things you can do with content. Some of the things we've done with content packaging here we can bring to the table on their side. Look, I think there are things that we can learn from them. I think there are natural synergies from an IT standpoint. We bring analytics, I think, to the table. Also, we've done, as we mentioned in the past, quite a bit with analytics on our customer base. I think we bring analytics -- we can bring advanced analytics to them. They've done a little work there. But look, I think, I was -- been very impressed with our conversation insofar operating folks across the board. So I think, there is quite a bit we can bring to the table on both sides, including the fact that, I mean, if you look at how they're structured to the business, they're structured just like we are. Obviously, a little smaller, but they've a fiber network and they've sort of a burgeoning IT services business with the data center. So they have a data center within Hawaii too and so that will be part of our combination discussion with CBTS. So I like the strategy. At first, obviously, look when, we started to talk about Cincinnati and Hawaii, we even kind of scratched our heads a little bit saying does this make sense. But the further we got into it, honestly, like I said earlier, managing networks, they don't have to be contiguous and honestly, they are often not. And so what we look for is how do people think about investment? Have they made the right investment? How do they think about their customers? How is their brand positioned? And it's just uncanny how similar our 2 companies are and Scott and I have talked about it over the past several months and it is -- it's uncanny. So I'm truly excited about the combination. Your second question on competitive dynamics, it's another one that has uncanny similarity. They've one competitor and it's a safe competitor, single competitor that we have. So they compete against Spectrum just like we do. The competitive dynamics are a little different from the standpoint of mix of FDU and SFU, but we're very impressed with their approach to sales in those competitive dynamics. And so we see some upside there too. They've done a really good job. And we also think that the team has done a really good job with thinking out of the box and thinking strategically. I think we mentioned the TP cable venture that they are in. I thought that was a very good move by Scott and his team and so we've been very impressed with what they've done.

Sergey Dluzhevskiy - G. Research, LLC - Research Analyst

And in terms of percentage of households that are pressed by fiber from Hawaiian Telcom's perspective, how does it compare to -- you guys were obviously insisting that number is relatively high for you compared to your peers?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

If you look at how they measure it today, it's relatively similar. The mix is slightly different. There is some upside there for investment, and that's a lot of what Scott and I have been talking about. How much capital would be needed to be -- had been a very similar position that we discussed about being more highly penetrated. What I do like about it is, in talking with Scott, we're talking about very similar time lines with respect to what it would take to get them to be very, very highly penetrated, to be very comparable to where we'll end up. And so again, it's just very, very similar strategies and 2 very complementary assets.

Sergey Dluzhevskiy - G. Research, LLC - Research Analyst

Okay. And on the OnX acquisition, could you talk a little bit about, I guess, some of the IT services and solutions that represent main revenue lines for that company and how they complement you guys? What are the most interesting parts of their business and also in terms of financials for the company, could you comment a little bit about organic revenue growth trends that OnX has been experiencing over the past 2 years? And what your expectations are going forward?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes. So what OnX brings to the table is really a focus, a little heavier focus on what I sort of think about as back-end infrastructures of storage server, data centers. We as a company since the spin-off with CyrusOne have been very focused or a little more focused on sort of the front-end infrastructure, the voice side of management. As I mentioned, UCaaS has become a very big product of ours. They don't focus as much on voice as we do. We focus on, we mentioned SD-LAN, NaaS. We're developing state-of-the-art software-defined solutions. We're probably a little ahead of them on the development standpoint on those type of solutions, but they bring expertise around the kind of the back end of that, storage server, data centers, that infrastructure. And so, I see this being very complementary. Revenue trends, they've got obviously, a fairly large bar. So I think, their recent revenue trends are a little stronger than ours have been on the war front. They've got some significant relationships that we feel we can grow in together. We -- obviously just by kind of the structure of ownership in the past, being owned by private equity, they haven't had the access to capital and creativity that I think they'll get in the future with us. Again, it's a very capitalized business, but we've invested on some core services that create recurring revenue that I think will benefit them and I think they're pretty excited about that. What it brings to us in our current business is relationship, sales and distribution. As we've mentioned in the past, growing organically out of territory is very difficult and slow. And being able to pick up offices in great markets like Toronto, excellent market, the team up there is fantastic; New York, they've got some presence out west. It's just -- we're very excited about it, but it brings talent and sales distribution through our current products within that company.

Sergey Dluzhevskiy - G. Research, LLC - Research Analyst

And finally, on the regulatory approval process, is there anything you would like to highlight because obviously, you indicated that Hawaiian Telcom could potentially take up to a year? There are not that many states involved obviously, but anything you would like to highlight in terms of regulatory process [or is in that] the regulatory approvals and how you feel about them?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, I mean, obviously, look Hawaiian being publicly traded company, we have to go through and acquire shareholder approval from the Hawaiian shareholders and regulatory approval, mainly in Hawaii. Obviously, I'm actually hopping on a flight later this afternoon to go speak with regulators and local government and the Governor of Hawaii this week. So we're doing everything we can to put our best foot forward. I don't foresee a problem. We've done obviously a lot of pre-work as much as we can in order to get us to put our best foot forward. So I don't expect a problem there, but obviously, it is a process and we have to go through it.

Operator

And we'll go next to David Barden.

David William Barden - BofA Merrill Lynch, Research Division - MD

I guess, just a couple, I guess, at the margins now. First, I guess, Leigh, as you kind of look at the relative incremental investment attractiveness of say Hawaii versus the Ohio markets, if you could kind of opine at the margin where you would want to direct the incremental capital dollar post close transaction? And then second, just talking about the kind of the enterprise market again, I think that there's been a debate about how healthy the enterprise market is generally speaking as corporations are focused on budget, maintenance and the rise of new products like SD-LAN threatens to create some compression in the revenue opportunity. I was wondering if you could kind of opine a little bit on that as well. And then my last housekeeping question would be any kind of deal break financing arrangements?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Okay. I'll try to answer those in order. From a capital standpoint, on the edges, how I think about it is a balanced approach for capital. There obviously is an entity, they generate free cash flow, we generate free cash flow that we turn on and reinvest in the company. So look it will be about balancing the free cash flow and the needs for investment between both. I don't see going aggressive one versus the other. I see deploying capital responsibly between the two. They've the same opportunities that we have. But look, we will do deep dives like we do here and analyze returns and -- et cetera, but I expect to be -- to have a very balanced approach in investing. On the enterprise comment, look, I think, we see the same market -- the market dynamics are challenged because a lot of businesses they're just going through the transition of what to take to the cloud, what to keep and I think what we've done here is we've created a company that can help customers even greater than we do today with answering those challenges. To your point on SD-LAN and the impact that it has on revenue compression, I think, it does in certain circumstances have in different markets the ability to cannibalize revenue, but by us expanding, I think, because we are a localized market and now we can expand to a much greater footprint, there is nothing but upside for us in that scenario. So if we were to stay stable and just fit in Cincinnati, I do think there was probably a longer-term risk of revenue compression as people come in the market with new products, but the fact of the matter is we have the same products and we have the ability to expand. And so to me, I look like -- I look at that as generating a lot more upside in the future. And then a housecleaning one, you take the housecleaning?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

So Dave, I just want to make certain I understand your question. Did you ask if there is any deal break from a financing perspective? What exactly you're asking for there?

David William Barden - BofA Merrill Lynch, Research Division - MD

Yes, I thought just any -- the numbers around any deal break in each direction?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

So, we will be releasing the terms of the deal. They are not yet publicly available, but we'll be dropping those post close today. So all of the details including any kind of breakup fee will be available.

Operator

And we'll take our next question from Batya Levi.

Batya Levi - UBS Investment Bank, Research Division - Executive Director and Research Analyst

Great. From a high-level perspective, with all the assets integrated, can you provide a little bit more color on the growth trajectory of the new company? And if you expect it to maintain its positive free cash flow generation going forward? And maybe a little bit more on the capital intensity. You said that you will weigh capital allocation going forward. What do you think is the right capital intensity for the business? And one other question on the overall margins with the IT services becoming about 50% of the revenues do you see a significant reduction in overall margins? Do you expect some opportunity to improve it as you integrate those services with connectivity?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Batya, so I'll try to take those in order. On the capital allocation, I don't see capital allocation strategy changing much from how we think about it today. So I do expect this to be -- these transactions to be positive from a free cash flow standpoint. So I don't see anything negative happening with free cash flow. I do see us being able to invest maybe a little more in fiber. Look, what we've always said we are going to balance our investments versus the ongoing need to raise funds and lever up and right now if you have free cash flow, I'd rather spend our free cash flow. If you've got the opportunity to invest in the company, we'd invest in the company. So I think the balance doesn't necessarily change from what you've heard us state before. I do think there is probably another 2 to 3 years of investment in fiber, which if you think about it puts us right -- as we become a combined very dense network, puts us right at the point where 5G will begin to become a lot more prominent. So I think it puts us -- these investments put us in a very, very good position to generate free cash flow in the future, not just from what you see today, but I think with future dynamics. I'm sorry, what was the next piece of the question?

Batya Levi - UBS Investment Bank, Research Division - Executive Director and Research Analyst

The opportunity to improve margins as you integrate connectivity with IT?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, I absolutely do. I think it has more to do with the fact that we see growth in our recurring revenue businesses within the technology services. So you're seeing margins improve slightly anyway and so I see that trend continuing. Obviously, with high mix of hardware, those margins can be a little misleading at times. So I do see those improving over time because I think the mix of recurring versus nonrecurring, I think the mix of recurring growth within that mix.

Batya Levi - UBS Investment Bank, Research Division - Executive Director and Research Analyst

Okay. Maybe 1 more. How much do you plan to spend on integration to achieve the synergies you laid out? And do you have any plans to integrate the billing systems as well?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

So what we've modeled is essentially $5 million in investment to realize the roughly $21 million that I mentioned during the presentation. From a systems perspective, that will absolutely be a big part of our integration plan, and we spend a lot of time looking at what systems they are running relative to what we are running. And we think there is a lot of opportunity for improving efficiency through system integration.

Operator

We'll go next to Barry Sine.

Barry Michael Sine - Drexel Hamilton, LLC, Research Division - MD of Equity Research

I have a couple of related questions. Have you already spoken with government in the State of Hawaii? And the reason I ask is obviously they have the history of bankruptcy with the Carlyle transaction. And then related to that if you talk about pro forma leverage for the company because again that's going to be an issue, I believe, for the Hawaiian regulators.

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, Barry, what I can say is we have -- as a part of the deal, we had retained legal in Hawaii. Folks that are very close to that situation understand that very well. I have not spoken to any Hawaiian regulators as of yet. As I mentioned, I'm flying there this week to go speak with the local government and some of the regulators. But we understand what the issues are and both our team and Hawaiian team feel like there is a path forward.

Barry Michael Sine - Drexel Hamilton, LLC, Research Division - MD of Equity Research

And the pro forma leverage ratio?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

 Sure. Barry, so what we anticipate is roughly the same net leverage as what we've been experiencing here of late. Now there are some timing issues. So OnX will close likely in the next couple of months and then Hawaiian, per the regulatory discussion that we are having right now, could be upwards of 12 months. So really the best way of describing it is on a run rate post-synergy basis, we would expect net leverage to be in the 3.7 range.

Barry Michael Sine - Drexel Hamilton, LLC, Research Division - MD of Equity Research

Okay. And then there is a couple of financial opportunities in Hawaii. Obviously, you've divested your data centers. You pick up one more. Presumably, you would be open to perhaps monetizing that asset. And then, if you could update us, I believe Hawaiian was expecting about $40 million in upfront cash payments for the undersea fiber capacity this quarter. Is that still on track? And is that factored into the numbers you just gave me?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes. So the data center -- obviously, look, we will assess all of the assets on a go-forward basis. I wouldn't count anything out. We're going to do what is in the interest of our shareholders and the right business decision on that front. As for the undersea cable, look, it's still very much a separate company. I believe that, that business is within their forecast -- in the forecast and modeling of the combined entity.

Barry Michael Sine - Drexel Hamilton, LLC, Research Division - MD of Equity Research

Okay. And then, my last question. Just going back, you had this question before. But if we look at the pro forma combined company, as we exit 2018 going into 2019, with all the transactions closed, is this a company that we should view as a growth company on both businesses? Or is this more of a company where we see flattish top line and it's more about margin expansion and CapEx synergies to drive free cash flow generation?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

The way I think about it is with the investments we've seen, we've seen growth in the top line, I'd call it single-digit percentages. I would -- look, I expect the same. I think over time how that changes will be impacted by macroeconomic factors and new technologies, such as 5G and the use of fiber by those technologies. What I can say is, I don't think the need for fiber and bandwidth goes down. I think it's going to increase exponentially. So I don't necessarily think this is a sort of flat and manage the margins business. But I do think we are challenged to -- we're challenged by the same dynamics in telco, right? I think what we have, and when I say we both, HCOM and CBT, what I think we have the advantage of is we've invested. And so I think, as I look at the dynamics, I plan to see the same dynamics. If you invest in strategic products, you're going to see growth that growth offsets declines in legacy products. Ultimately, you see the inflection point, which I think they've seen and we've seen. So I expect growth, but not large amounts of growth, while I do believe you'll see increased margins over time also because we're seeing those dynamics in our business.

Andrew R. Kaiser - Cincinnati Bell Inc. – CFO

So Barry, just to put some numbers around Leigh's comments, we are anticipating, and he said low growth, probably in the 3% range top line. And from an EBITDA perspective, probably 4%, 4 and change.

Operator

And we'll move next to Simon Flannery.

Simon William Flannery - Morgan Stanley, Research Division - MD

Leigh, I wonder if you could just give us a little bit of background here. There is a reference to the CONE earlier on, but it's been quite a while since you've done any major deals. I got the sense you've looked at a lot of things that have passed on many of those. So I guess, the question is why now and what sort of was different about this and you've done 2 deals here at the same time. So was there some change at the board level or other that sort of led to a more aggressive move here? Or was it valuation? Just help us think about the kind of, I do not want to say change in strategy, but a new direction for the company. And then, Andy, you talked about the free cash flow accretion per share. Can you just help us think about what that looks like in the first in year 1 versus year 2? Are we going to get that accretion quickly? Or is it really that's an end of year 2 target?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

I'll address the first part and then hand it over to Andy. Yes, as you mentioned Simon, we've been looking at assets for a while. I think we've been very candid on the fact that we've looked at quite a few things and we believe that -- again, if you look at our business, we've done a phenomenal job over the past several years with the company and feel like there was an opportunity to grow beyond our borders and to benefit our shareholders from that growth. M&A is weird. I sort of -- in talking with the board, I sort of laughed. You can never predict when deals happen or how many deals. We've looked at probably close to 152 plus, I guess, probably 150-plus companies. Look, you just never know. We've said in the past we look at a combination of things. We've turned down deals, we've gotten to places with other deals where we thought we are going to move forward, but there were some changes and we back out because it just wasn't prudent to move forward. The fact that there's 2 deals at once, it really -- there is no major strategy shift, there is no push. It's just the fact that as we're looking to hit it once and it was quite a shock for us honestly internally. We try to figure out well is this something we can do and handle operationally, and ultimately it was. And put obviously a lot of work on quite a few people's plates, but we got through it. But it really has more to do with you can't predict M&A and can't predict timing of M&A. And that's just the case here. We have 2 deals that look pretty attractive for our shareholders and from HCOM's standpoint, HCOM"s shareholders and then OnX looked very attractive and neither one of them were running a process at that time. These were spawned through conversations through relationships, and they just happened to both flat. So you want to answer this?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

Sure. So, Simon, on your question regarding the accretion to free cash flow, we on a pro forma basis expect free cash flow to more than double from where we are currently. Now given the timing and the discussion around regulatory issues in closing HCOM, it's -- that's more of 2018 and beyond view, but it all is going to come down to how quickly we are able to close the Hawaiian transaction.

Operator

And we'll go next to Mario Gabelli.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

The OnX deal is intriguing. Let me ask you along that line of previous question. Was anybody knocking on your door that caused these 2 deals to surface? And would you disclose if they were?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Well, Mario. It's great to have you.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

I got 3 or 4. As you know, we own 10% of the stock for a long period of time and unlike Vanguard and BlackRock, they're probably not on the call.

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

And we appreciate it, and we've always appreciated your support. So thanks for joining. Look, I would disclose. No, no one was knocking on the door.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

Terrific. The second question on OnX. You exited CONE. Have you kind of shared with us might you with regard to how many data centers that they've?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

They've 4 owned data centers and then multiple data centers that are leased through strategic partners. I think they have a strategic partnership with Equinix. We have one with CyrusOne and others. Also Hawaiian Telcom has the data center.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

I got that point, but I was just looking at the exiting of CONE and buying data centers, so just wondered it is probably not as big as economic value-added as the software part. Just going into the weeds on Hawaiian Telecom, is that a change of control for them?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, it is.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

So why wouldn't Section 382 limit your ability to use tax deductions there?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

Yes, so that's under -- so the IRC 382 has been assessed and it looks like there will be a small impact on our ability to use the NOLs there, but the current analysis suggests that the majority of their NOLs are roughly $125 million against about $160 million will be available for our use.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

Yes, but that's over a time limitation right? Isn't there a limitation per year under the 382? Again, we can talk off-line on that one. And finally, I guess, looking at BlackRock and Vanguard and Dimensional, they own about 25%, 30% of your stock. The deal was structured it looks to me like you avoided having the Cincinnati Bell shareholders vote on this. How much of the focus was on limiting the number of shares given to the Hawaiian, HCOM shareholders so that you wouldn't have to have Cincinnati Bell shareholders vote?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Honestly, more of the focus was on leverage -- the leverage ratio.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

You could reduce the leverage by offering more shares than having the shareholders vote?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, honestly, it was just cheap money and keeping our leverage down and limiting the impact on our shareholders.

Mario Joseph Gabelli - GAMCO Asset Management, Inc. - CIO of Value Portfolios and Portfolio Manager

Yes. I'd have no problem voting on the deal. I just was hoping that you would have a lower limit on leverage going into notice -- don't forget the (inaudible) who got beat up by moving into Hawaii aside from the telecom areas and leverage and other reasons. All right, listen, good luck and good work and -- but I'm still going to focus on shareholder vote at Cincinnati Bell.

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

I appreciate it, Mario. Thanks for your time. Yes, thank you.

Operator

And we'll take our next question from David Saber.

David Saber

Thanks for fitting me in here. A lot of ground has been covered already. So I just -- hopefully housekeeping question. Any sort of stats you can provide on like fiber penetration in the Hawaiian Telcom footprint, so we can kind of compare where they are in the cycle versus where Cincinnati Bell is?

Andrew R. Kaiser - Cincinnati Bell Inc. - CFO

Sure. So they are roughly -- Leigh mentioned this earlier, they are roughly as penetrated as we are. We put 67%, 68% out there, they are about 65%. Now they do have a greater mix of fiber-to-the-node than fiber-to-the-home or VDSL versus GPON. But they have made significant investments in fiber and their footprint again is roughly comparable to ours.

David Saber

Okay and they have had -- you and Hawaiian Telcom also had video strategies and I know there's been a lot of change in that space collectively, what's your focus on the video service going forward?

Leigh R. Fox - Cincinnati Bell Inc. - CEO & President

Yes, I mean, it hasn't changed. Video remains challenging. Content is becoming more and more expensive. Ultimately, the way I think of things is the content from consumers will be purchased in any way they choose ultimately and they'll want that they get best pipe to their home. And that's why we've always believed in fiber. And we're seeing that dynamic play in certain demographics with over-the-top, but I think that's going to increase over time and that trend is no different in Hawaii than it is here. So I think -- and Scott and I've talked about that and we are very much aligned from the standpoint of -- we just believe the best pipe to the home wins. And ultimately, you're going to see a shift in how that's purchased, but it should help with your higher margin bandwidth product.

Operator

And it does conclude the question-and-answer session and today's conference. We thank you for your participation. You may now disconnect.

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NO OFFER OR SOLICITATION

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Cincinnati Bell and Hawaiian Telcom will be submitted to Hawaiian Telcom’s stockholders for their consideration. In connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom, Cincinnati Bell intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Cincinnati Bell’s common shares to be issued in the proposed transaction and a proxy statement for Hawaiian Telcom’s stockholders (the “Proxy Statement”) and Hawaiian will mail the Proxy Statement to its stockholders and file other documents regarding the proposed transaction with the SEC.  SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Cincinnati Bell or Hawaiian Telcom with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com.

PARTICIPANTS IN THE SOLICITATION

Cincinnati Bell, Hawaiian Telcom, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction involving Cincinnati Bell and Hawaiian Telcom. Information about Cincinnati Bell’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2017 and information about Hawaiian Telcom’s directors and executive officers is set forth in its definitive proxy statement for its 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2017. These documents are available free of charge from the sources indicated above, and from Cincinnati Bell by going to its investor relations page on its corporate web site at www.cincinnatibell.com and from Hawaiian Telcom by going to its investor relations page on its corporate web site at www.hawaiiantel.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Proxy Statement and other relevant materials Cincinnati Bell and Hawaiian Telcom intend to file with the SEC.